PVP INTERNATIONAL, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

July 22, 20222

To: Board of Directors, PVP INTERNATIONAL, INC.

Re: 2021 and 2020 Financial Statement Audit

We have audited the accompanying financial statements of PVP INTERNATIONAL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 22, 2022

PVP INTERNATIONAL, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 42,652	$ 84,241
Total current assets	42,652	84,241
Intangible assets	853,474	656,199
Total Assets	$ 896,127	$ 740,440
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 103,980	$ 251,395
Total Current Liabilities	103,980	251,395
Other notes payable	341,840	0
Total Liabilities	445,820	251,395
SHAREHOLDERS' EQUITY		
Class A Common Stock (9,750,000 shares of $0.00001 authorized, 9,125,000 and 9,125,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	91	91
Class B Common Stock (7,550,000 shares of $0.00001 authorized, 2,616,196 and 2,025,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	26	20
Additional paid-in capital	268,250	0
SAFE instruments	1,637,719	1,428,207
Retained deficit	(1,455,779)	(939,273)
Total Shareholders' Equity	450,307	489,045
Total Liabilities and Shareholders' Equity	$ 896,127	$ 740,440

PVP INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$ 0	$ 0
Operating expenses		
Marketing and advertising	91,161	87,497
Selling, general and administrative	425,345	564,190
Total operating expenses	516,506	651,687
Net Operating Income (Loss)	(516,506)	(651,687)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (516,506)	$ (651,687)

PVP INTERNATIONAL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Class A Common Stock	Class B Common Stock	Additional paid-in capital	SAFE Instruments	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2020	**$ 57**	**$ 12**	**$ 0**	**$ 633,069**	**$ (287,585)**	**$ 345,552**
Share issuances	34	8				42
SAFE issuances				795,138		795,138
Net loss					(651,687)	(651,687)
Balance as of December 31, 2020	**$ 91**	**$ 20**	**$ 0**	**$ 1,428,207**	**$ (939,273)**	**$ 489,045**
Share issuances		6	556,234			556,240
Offering costs of securities issuance			(287,984)			(287,984)
SAFE issuances				209,512		209,512
Net loss					(516,506)	(516,506)
Balance as of December 31, 2021	**$ 91**	**$ 26**	**$ 268,250**	**$ 1,637,719**	**$ (1,455,779)**	**$ 450,307**

PVP INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
For calendar year ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$ (516,506)	$ (651,687)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	(147,415)	195,444
Net cash used in operating activities	(663,921)	(456,243)
Investing Activities		
Investment of intangible assets	(64,264)	(255,511)
Net cash used in investing activities	(64,264)	(255,511)
Financing Activities		
Proceeds from share issuances, net of offering costs	268,256	30
Proceeds from other notes payable	341,840	0
Proceeds SAFE instruments	76,500	795,150
Net change in cash from financing activities	686,596	795,180
Net change in cash and cash equivalents	(41,589)	83,425
Cash and cash equivalents at beginning of period	84,241	816
Cash and cash equivalents at end of period	$ 42,652	$ 84,241
Supplemental Information		
SAFEs issued for services capitalized to intangible assets	$ 133,012	$ 0

PVP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For calendar year ended December 31, 2020
and the inception period of January 8, 2019 through December 31, 2019

NOTE 1 – NATURE OF OPERATIONS

PVP INTERNATIONAL, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on January 8, 2019. The Company develops and maintains a community of video game players.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2021, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $42,652 and $84,241 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2021 and 2020 the Company had net no fixed assets and intangible assets of $720,474 and $656,199, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax

items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the monetization of their platform and community.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY AND SAFE NOTES

The Company has authorized 9,750,000 shares of common stock, of which 9,125,000 shares have been issued. The Company has also authorized 7,550,000 shares of Class B common stock. Of the Class B common shares, 2,037,500 have been issued to employees, advisors and others as part of a stock incentive plan ("SIP"). There are an additional 712,500 shares of Class B common stock in the SIP that have not yet been allocated.

In the Regulation CF securities offering conducted in 2021, the Company issued 578,696 shares of Class B Common stock with an additional 111,979 shares reserved for warrants that have been issued to two strategic partners of the Company.

As of December 31, 2021, the Company has issued $1,637,719 of simple agreements for future equity ("SAFEs"). The SAFEs have various discount rates and valuation caps. The following table represents the principal amounts, discount rates and valuation caps of the SAFEs.

Stated Amount	Discount Rate	Valuation Cap
$ 390,023	0%	$1,000,000
$ 243,046	20%	$3,500,000
$ 923,650	20%	$5,000,000
$ 81,000	0%	$8,500,000

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the periods ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from its inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies. The Company purchased a key domain name from a related party at a mutually agreed upon market rate. The Company has access to a line of credit with a related party. The founders are among the investors who hold SAFE instruments.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company is continuing to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through Dalmore Group a registered broker-dealer. The Dalmore Group is being compensated under customary terms for facilitating the Crowdfunded Offering. As of July 22, 2022, the Company had raised an additional $1.34 million and issued an additional 1,529,522 million shares of Class B common stock in the Crowdfunded Offering.

Additional Financing
The Company entered into a promissory note for $1.23 million to finance marketing operations with a twelve-month term and a 3 percent interest rate.

Management's Evaluation
Management has evaluated subsequent events through July 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.